Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2026 and 2025

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Income (Loss)

For the three and nine month periods ended September 30, 2026 and 2025

Expressed in thousands of United States dollars, except share and per share amounts

	Note	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Revenue	21	385,977	247,832	1,104,550	600,072
Cost of goods sold	22	(163,346)	(98,223)	(461,614)	(268,096)
Gross profit		222,631	149,609	642,936	331,976

General and administrative expenses	23	(17,555)	(10,371)	(55,774)	(31,291)
Exploration expenses	24	(3,492)	(2,333)	(9,420)	(5,423)
Other income (expenses), net	27	3,053	(822)	7,515	(1,515)
Operating income		204,637	136,083	585,257	293,747

Finance expense	25	(48,652)	(104,849)	(154,316)	(289,245)
Finance income	25	22,203	2,284	120,000	5,439
Income before income taxes		178,188	33,518	550,941	9,941

Current tax	16	(48,570)	(38,402)	(115,773)	(88,767)
Deferred tax	16	5,386	10,510	12,681	19,350
Income taxes		(43,184)	(27,892)	(103,092)	(69,417)

Profit (Loss) for the period		135,004	5,626	447,849	(59,476)

Weighted average number of ordinary shares outstanding
Basic	34	83,828,312	81,672,304	83,738,051	76,466,833
Diluted	34	84,745,425	82,723,337	84,655,332	76,466,833

Profit (Loss) per share– Basic	34	1.61	0.07	5.35	(0.78)
Profit (Loss) per share– Diluted	34	1.59	0.07	5.29	(0.78)

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

2| Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Other Comprehensive Income (Loss)

For the three and nine month ended September 30, 2026 and 2025

Expressed in thousands of United States dollars

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025

Profit (Loss) for the period	135,004	5,626	447,849	(59,476)
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Change in the fair value of cash flow hedge, net of tax	2,364	428	5,673	(2,163)
Gain (loss) on foreign exchange translation of subsidiaries	(35)	342	995	(669)

Items that will not be reclassified to profit or loss:
Change in the fair value of equity investments	1,536	2,693	617	2,500
Actuarial gain (loss) on post-employment benefit, net of tax	48	(235)	110	(529)
Other comprehensive income, net of tax	3,913	3,228	7,395	(861)
Total comprehensive income (loss)	138,917	8,854	455,244	(60,337)

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

3| Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

For the three and nine month ended September 30, 2026 and 2025

Expressed in thousands of United States dollars

	Note	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Cash flows from operating activities
Profit (Loss) for the period		135,004	5,626	447,849	(59,476)
Items adjusting profit (loss) of the period	26(a)	75,694	133,542	133,247	371,374
Changes in working capital	26	(15,037)	2,174	(30,936)	(8,589)
Income tax and social contribution paid		(17,654)	(17,755)	(110,054)	(57,199)
Other current and non-current assets and liabilities	26	(10,102)	(30,491)	(42,385)	(31,921)
Net cash generated by operating activities		167,905	93,096	397,721	214,189

Cash flows from investing activities
Purchase of property, plant and equipment	12	(96,588)	(31,605)	(225,014)	(133,655)
Short term investment		(117)	—	(534)	—
Acquisition of investment – Bluestone Inc., net of cash acquired		—	—	—	(18,538)
Acquisition of investment – Altamira		—	—	—	(439)
Proceeds from the Sale of São Francisco Mine	5	—	—	2,000	—
Payments of deferred consideration related to business combinations	18	(1,846)	—	(1,846)	—
Net cash used in investing activities		(98,551)	(31,605)	(225,394)	(152,632)

Cash flows from financing activities
Net Proceeds from the Nasdaq IPO		—	200,116	—	200,116
Proceeds received from loans and debentures		197,018	—	316,650	—
Repayment of loans and debentures	26(e)	(15,064)	(33,728)	(114,457)	(54,330)
Derivative settlement- debt swap agreements		801	(1,418)	7,303	1,164
Interest paid on loans and debentures	26(e)	(3,741)	(8,308)	(29,806)	(29,480)
Payment from liability (NSR agreement)		(1,208)	(942)	(3,476)	(2,536)
Principal payments of lease liabilities	19(b)	(4,698)	(3,774)	(12,985)	(11,331)
Interest payments of lease liabilities	19(b)	(1,023)	(777)	(2,402)	(2,581)
Repayment of other liabilities	19(a)	(1,356)	(1,044)	(2,636)	(2,025)
Payment of dividends	30	(60,363)	(27,564)	(180,870)	(75,708)
Acquisition of treasury shares	20	(10,298)	—	(17,414)	(1,200)
Proceeds from exercise of stock options		195	—	1,020	—
Net cash provided by (used in) financing activities		100,263	122,561	(39,073)	22,089

Increase in cash and cash equivalents		169,617	184,052	133,254	83,646
Effect of foreign exchange gain (loss) on cash equivalents		306	(576)	(1,065)	(2,421)
Cash and cash equivalents, beginning of the period		248,322	167,938	286,056	270,189
Cash and cash equivalents, end of the period		418,245	351,414	418,245	351,414

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

4| Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Financial Position

As of September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars

	Note	September 30, 2026	December 31, 2025
ASSETS
Current
Cash and cash equivalents	7	418,245	286,056
Restricted cash		3,609	3,075
Accounts receivables	8	14,125	20,073
Value added taxes and other recoverable taxes	9	43,599	37,650
Inventories	10	120,536	115,810
Derivative financial instruments	28	30,888	4,418
Other receivables and assets	11	48,339	45,404
Total current		679,341	512,486

Non-current
Value added taxes and other recoverable taxes	9	51,280	40,589
Inventories	10	94,039	58,576
Other receivables and assets	11	24,927	16,573
Property, plant and equipment	12	1,089,430	945,354
Deferred income tax assets	16	45,395	35,418
Total non-current		1,305,071	1,096,510

Total assets		1,984,412	1,608,996

LIABILITIES
Current
Trade and other payables	13	203,934	189,614
Derivative financial instruments	28	162,983	139,354
Loans and debentures	14	65,970	99,548
Liability measured at fair value	15	6,238	1,012
Current income tax liabilities	16	54,270	66,765
Other provisions	18	6,011	—
Current portion of other liabilities	19	14,695	18,933
Provision for mine closure and restoration	17	7,241	5,661
Liabilities directly associated with assets classified as held for sale	5	—	5,367
Total current		521,342	526,254

Non-current
Loans and debentures	14	565,518	311,620
Liability measured at fair value	15	30,884	25,822
Derivative financial instruments	28	124,339	265,343
Deferred income tax liabilities	16	35,494	37,006
Provision for mine closure and restoration	17	82,385	78,070
Other provisions	18	98,000	92,671
Other liabilities	19	471	6,473
Total non-current		937,091	817,005

SHAREHOLDERS’ EQUITY	20
Share capital		818,706	834,430
Contributed surplus		59,349	57,757
Accumulated other comprehensive income		7,217	(178)
Accumulated losses		(359,293)	(626,272)
Total equity		525,979	265,737

Total liabilities and equity		1,984,412	1,608,996

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

5| Aura Minerals Inc.

Aura Minerals Inc.

Unaudited Condensed Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2026 and 2025

Expressed in thousands of United States dollars, except share amounts

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2025	83,554,346	834,430	57,757	(178)	(626,272)	265,737
Share based compensation	382,597	1,690	1,592	—	—	3,282
Shares repurchased	(82,100)	(17,414)	—	—	—	(17,414)
Change in the fair value of cash flow hedge, net of tax	—	—	—	5,673	—	5,673
Gain on foreign exchange translation of subsidiaries	—	—	—	995	—	995
Change in the fair value of equity investment	—	—	—	617	—	617
Actuarial gain on post-employment benefit, net of tax	—	—	—	110	—	110
Profit for the period	—	—	—	—	447,849	447,849
Dividends paid (note 30)	—	—	—	—	(180,870)	(180,870)
At September 30, 2026	83,854,843	818,706	59,349	7,217	(359,293)	525,979

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2024	72,399,495	599,200	55,596	(723)	(431,118)	222,955
Issuance of new shares	2,226,008	35,265	—	—	—	35,265
Issuance of new shares – IPO Nasdaq	8,997,644	218,193	—	—	—	218,193
IPO transaction costs	—	(18,076)	—	—	—	(18,076)
Share based compensation	7,500	—	1,341	—	—	1,341
Acquisition of treasury shares / Cancellation of shares	(96,141)	(1,200)	—	—	—	(1,200)
Change in the fair value of cash flow hedge, net of tax	—	—	—	(2,163)	—	(2,163)
Gain on foreign exchange translation of subsidiaries	—	—	—	(669)	—	(669)
Change in the fair value of equity investments	—	—	—	2,500	—	2,500
Actuarial (loss) on post-employment benefit, net of tax	—	—	—	(529)	—	(529)
Loss for the period	—	—	—	—	(59,476)	(59,476)
Dividends paid (note 30)	—	—	—	—	(75,708)	(75,708)
At September 30, 2025	83,534,506	833,382	56,937	(1,584)	(566,302)	322,433

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

6| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

1           NATURE OF OPERATIONS

Aura Minerals Inc. (“Aura Minerals”, “Aura”, or the “Company”) is a mid-tier gold and copper production company focused on the operation and development of gold and base metal projects in the Americas.

Aura Minerals Inc. is a public company incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands). The Company’s common shares are listed on the Nasdaq Global Select Market under the ticker symbol “AUGO” and its Brazilian Depositary Receipts (“BDRs”), with three BDRs representing one common share, are listed on the B3 S.A. – Brasil, Bolsa Balcão under the ticker symbol “AURA33”, now backed by common shares traded on Nasdaq following the approval issued by the Brazilian Securities Commission (CVM) on August 29, 2025, which authorized the migration of the reference exchange of the underlying shares from the Toronto Stock Exchange (“TSX”) to Nasdaq. On September 8, 2025, the Company announced that its voluntary delisting from the TSX had been approved by its board of directors and the TSX, with effectiveness as of the close of trading on September 25, 2025. Following the delisting, the Company continues to maintain trading of its common shares and BDRs on Nasdaq and B3 respectively.

Aura’s ultimate controlling party is Northwestern Enterprises Ltd (“Northwestern”), a company beneficially owned by the Chairman of the board of directors of Aura (the “Board”).

These unaudited condensed interim consolidated financial statements (the “financial statements”) were approved by the Board of Directors on November 5, 2026.

2           BASIS OF PREPARATION AND PRESENTATION

The unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board. These unaudited condensed interim consolidated financial statements should be read in conjunction with Aura’s annual consolidated financial statements for the year ended December 31, 2025, ("2025 Annual Financial Statements").

The accounting policies followed in these Unaudited condensed interim consolidated financial statements are consistent with those disclosed in Note 3 of 2025 Annual Financial Statements, except for those new or revised standards adopted as of January 1, 2025 as is the case with the amendments to IAS 21 – Effects of Changes in Foreign Exchange Rates. As disclosed in the 2025 Annual Financial Statements, these amendments have not had a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

The functional currency of Aura and the majority of its subsidiaries is the United States Dollar (“US Dollar”) except for a service company in Mexico which has a functional currency of Mexican Pesos (“MXN Pesos”), a service company in Colombia which has a functional currency of Colombian Pesos (“COP”) and certain Brazilian subsidiaries in Brazilian Reais (“BRL Reais”). All values in the unaudited condensed interim consolidated financial statements are rounded to the nearest thousand.

7| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

3           ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards are effective for annual reporting periods beginning on or after January 1, 2026 and earlier application is permitted. However, the Company has not early adopted the following new or amended accounting standards in preparing these Unaudited condensed interim consolidated financial statements.

A – IFRS 18 Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

-	Entities are required to classify all income and expenses into five categories in the statement of profit and loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.
-	Management defined performance measures (“MPMs”) are disclosed in a single note in the financial statements.
-	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company´s statement of profit and loss, the statement of cash flows and the additional disclosures required for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for the items currently labelled as ‘other’.

B – Other accounting standards

The following new amended and accounting standards are not expected to have a significant impact on the Company´s Unaudited condensed interim consolidated financial statements.

-	Subsidiaries without Public Accountability: Disclosures (IFRS 19) - As the Company’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

(a)	New and amended standards and interpretations

The Company applied for the first time certain standards and amendments that are effective for annual periods beginning on or after January 1, 2026. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) – effective for annual reporting periods beginning on or after January 1, 2026. These amendments clarify requirements related to the classification and measurement of financial instruments. The adoption of these amendments did not have a material impact on the Company’s Unaudited condensed interim consolidated financial statements.

8| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

4           MATERIAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

The Company has identified material accounting policies under which significant judgements, estimates and assumptions are made and where actual results could differ from these estimates under different assumptions and conditions and could materially affect the Company’s financial results or statements of financial position reported in future periods.

Please refer to Note 4 of the 2025 Annual Financial Statements for a summary of the material accounting estimates and judgements which are consistent with those in the preparation of the financial statements. Management’s estimates and judgements are evaluated quarterly and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual or future results may differ from these estimates.

5           ASSET HELD FOR SALE

On August 24, 2023, the Company entered into an Asset Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with a potential buyer to sell all mineral rights, assets and liabilities related to the São Francisco Mine (part of the Apoena segment). The mine was under care and maintenance, and its property, plant and equipment were fully depreciated. The purchase price was established at $9,000. The Purchase and Sale Agreement included several conditions precedent that were required to be satisfied prior to closing.

In May 2026, the final condition precedent was fulfilled and the transaction was completed. As of September 30, 2026, the Company had received cash proceeds of $3,000 consisting of a $1,000 advance payment received upon execution of the Purchase and Sale Agreement and a $2,000 payment received upon closing of the transaction, with the remaining $6,000 recognized in Other receivables and assets ($1,000 as current and $5,000 as non-current). Upon closing, all assets and liabilities associated with the São Francisco Mine were derecognized, and the Company recognized a gain on disposal of $10,980 in Other income (Note 27).

9| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

6           ACQUISITIONS

On September 30, 2026, Aura Minerals Inc., through its subsidiary Aura Gold Mineração Ltda., entered into a Quota Purchase Agreement with G3 Construção Pesada Ltda. (“G3”) to acquire 100% of the quotas of a newly incorporated company (“NewCo”).

As part of the transaction, G3 will transfer to NewCo the assets, employees, and related financial obligations associated with the provision of mining operations services to Aura’s subsidiaries at the Apoena, Almas, and Borborema mines. The acquisition is intended to internalize these services, and the existing service and equipment rental agreements between G3 and Aura’s subsidiaries will be terminated upon closing.

The transaction has an agreed enterprise value of R$612 million (approximately $118 million), of which up to R$250 million (approximately $48 million) will be paid in cash, with the remainder primarily consisting of the assumption of existing equipment lease financing obligations and other contingent payments. A portion of the purchase consideration is subject to performance conditions during the transition period.

Completion of the transaction is subject to customary closing conditions, including approval from the Brazilian antitrust authority, the Administrative Council for Economic Defense (“CADE”), completion of G3’s corporate reorganization, receipt of required third-party consents and licenses, and the absence of any material adverse events.

As of September 30, 2026, the transaction had not been completed, and no amounts related to the acquisition had been recognized in the consolidated financial statements.

7           CASH AND CASH EQUIVALENTS

	2026	2025
Cash at bank	377,154	174,119
Term deposits	41,091	111,937
Cash and Cash Equivalents	418,245	286,056

Term deposits represent amounts that have a maturity of three months or less from the date of acquisition and are repayable within 24 hours’ notice with no significant loss in value.

8           ACCOUNTS RECEIVABLES

	2026	2025
Trade receivables	13,749	19,799
Other receivables	376	274
Accounts receivables	14,125	20,073

10| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The Company periodically measures expected credit losses and considers the history and financial conditions of its clients. The Company did not recognize any credit losses in these Unaudited condensed interim consolidated financial statements.

9           VALUE ADDED TAX AND OTHER RECOVERABLE TAXES

	2026	2025
Sales taxes and value added taxes
Apoena, Almas, Borborema and Serra Grande	52,805	49,603
Aranzazu	1,936	2,547
Minosa and Era Dorada	22,440	18,592
Other taxes
Income taxes and social contribution	17,698	7,497
Total Value added tax and other recoverable taxes	94,879	78,239
Current	43,599	37,650
Non-Current	51,280	40,589

Value added tax receivables are expected to be recovered, taking into consideration the different alternatives available to the Company, including: (1) Reimbursement from government authorities and/or; (2) Used as credit for income tax payments; and/or (3) sales in the domestic market. The amounts are presented net of provisions for realizable value losses.

10       INVENTORIES

	2026	2025
Finished product	3,207	2,688
Work-in-process	147,409	114,468
Parts and supplies	63,959	57,230
Total inventories	214,575	174,386
Current	120,536	115,810
Non-current	94,039	58,576

As of September 30, 2026 and December 31, 2025, the non-current inventory is related to Borborema and Almas’ low-grade stockpile. As of September 30, 2026, inventories were measured at their net realizable value, with the related provision totaling $7,063 ($5,228 as of December 31, 2025). During the period ended September 30, 2026, $2,000 ($2,802 for the period ended September 30, 2025) was recognized in the Unaudited Condensed Consolidated Statements of Income (loss) with the majority of the amount attributable to the Minosa mine.

11| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

11       OTHER RECEIVABLES AND ASSETS

	2026	2025
Prepaid expenses	7,914	4,849
Advances to vendors	35,432	36,893
Deposits	12,084	9,839
Altamira investment (a)	10,276	9,691
Accounts receivable from sale of assets (Note 5)	6,000	—
Other assets	1,560	705
Total other receivables and assets	73,266	61,977
Current	48,339	45,404
Non-current	24,927	16,573

(a)	On November 7, 2023, the Company entered into a subscription agreement with Altamira Gold Corp. (“Altamira”) pursuant to which it acquired 24,000,000 units of Altamira at a price of $0.090 (C$0.125 - Canadian Dollars) per unit for an aggregate purchase price of $2,167 (C$3,000 - Canadian Dollars). Each unit consists of one common share and one common share purchase warrant of Altamira. Each warrant is exercisable to acquire one share of Altamira at a strike price of $ 0.14 (C$0.20 - Canadian Dollars) per share for a period of two years from November 7, 2023.

On June 30, 2025, the Company entered into a second subscription agreement with Altamira pursuant to which it acquired, an additional 6,000,000 units at a price of $0.070 (C$0.10 - Canadian Dollars) per unit, for an aggregate purchase price of $439 (C$600 – Canadian Dollars). Each unit consists of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of Altamira at a price of $0.11 (C$0.15 - Canadian Dollars) per share for a period of two years from June 30, 2025.

On November 6, 2025, the Company exercised 24,000,000 common share purchase warrants of Altamira Gold Corp. at an exercise price of $ 0.14 (C$0.20 - Canadian Dollars) per warrant, with each warrant exercisable for one common share. Following this transaction, Aura owns 54,000,000 common shares and 3,000,000 warrants.

The common shares and warrant are recorded at fair value through OCI and the amount as of September 30, 2026, is $10,276 ($9,691 as of December 31, 2025).

12| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

12       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment movements for the periods ended September 30, 2026 and 2025 are as follows:

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2025	534,776	115,548	8,283	238,276	27,481	20,990	945,354
Additions	76,781	2,616	855	5,706	1,645	139,595	227,198
Depletion and amortization	(38,385)	(6,332)	(978)	(25,449)	(10,311)	—	(81,455)
Reclassifications and adjustments	8,611	—	—	2,379	—	(10,990)	—
Disposals	(26)	(306)	(511)	(824)			(1,667)
Net book value at September 30, 2026	581,757	111,526	7,649	220,088	18,815	149,595	1,089,430
Consisting of:
Cost	916,598	215,757	28,779	399,114	66,698	149,595	1,776,541
Accumulated depletion and amortization	(334,841)	(104,231)	(21,130)	(179,026)	(47,883)	—	(687,111)
Net book value at September 30, 2026	581,757	111,526	7,649	220,088	18,815	149,595	1,089,430

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784

Additions	48,117	8,814	1,501	3,088	7,817	80,140	149,477
Bluestone acquisition	46,990	20,337	96	1,980	—	5,818	75,221
Depreciation and amortization	(24,215)	(9,518)	(1,459)	(6,456)	(9,224)	—	(50,872)
Reclassifications	2,488	901	(2,403)	1,911	—	(2,897)	—
Disposals	(727)	(180)	(232)	(125)	—	—	(1,264)
Net book value at September 30, 2025	384,965	72,302	7,338	64,090	28,202	226,449	783,346
Consisting of:
Cost	671,711	166,694	25,571	199,809	62,769	226,449	1,353,003
Accumulated Depreciation	(286,746)	(94,392)	(18,233)	(135,719)	(34,567)	—	(569,657)
Net book value at September 30, 2025	384,965	72,302	7,338	64,090	28,202	226,449	783,346

The asset retirement obligation is included within mineral properties, with the related liability recognized in current and non-current liabilities, as disclosed in Note 17.

For the period ended September 30, 2026, no interest related to loans and debentures was capitalized as part of the construction cost at Borborema project. ($9,832 for the period ended September 30, 2025).

13| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

13       TRADE AND OTHER PAYABLES

	2026	2025
Trade accounts payable to suppliers	114,096	111,350
Other taxes payables	32,951	30,971
Accrued liabilities to suppliers	56,451	43,903
Contract liability	436	3,390
Total trade and other payables	203,934	189,614

14| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

14       LOANS AND DEBENTURES

The list of loans and debentures held by the Company, as of September 30, 2026 and December 31, 2025, is as follows:

Financial debt	Maturity Date	Interest Rate	09/30/2026	12/31/2025
Bank Occidente
Q2 2022 Promissory Note (“5º Promissory Note”)	May 2026	6.25%	-	1,153
Q3 2022 Promissory Note (“6º Promissory Note”)	August 2026	6.25%	-	2,088
Q1 2024 Promissory Note (“8° Promissory Note”)	February 2026	7.50%	-	446
Q3 2024 Promissory Note (“9° Promissory Note”)	July 2027	8.00%	1,547	2,730
Bank Atlántida
Q2 2022 Loan Agreement (“7º Loan”)	March 2027	6.50%	1,250	3,125
Bank ABC Brasil S.A.
Q4 2022 Loan Agreement (“5º Loan”)	January 2026	5.38%	-	2,194
Bank Santander Mexico
Q3 2024 Loan Agreement (“5° Loan”)	July 2027	* SOFR + 3.8%	12,146	22,083
Bank Santander Brasil
Q3 2023 Loan Agreement (“4° Loan”)	November 2028	9.51% (a)	-	78,047
Bank Santander LUX
**Q2 2026 Loan Agreement ("1º Loan")	May 2031	*SOFR + 2.07%	81,674	-
Bank Safra
Q3 2024 Loan Agreement (“2° Loan”)	August 2026	7.10%	-	20,529
Bank Brasil
Q1 2024 Loan Agreement (“1º Loan”)	December 2028	6.50%	10,226	10,000
Bank Bradesco
Q4 2024 Loan Agreement (“2° Loan”)	December 2028	6.50%	42,999	43,033
**Q2 2026 Loan Agreement (“3° Loan”)	June 2031	* CDI + 1.31%	39,644	-
Other banks
BTG Pactual	November 2027	6.70%	20,112	20,116
Debentures payable
**Debentures – 2nd issuance	October 2030	*CDI + 1.60%	205,437	186,433
Gold Royalty Corp
Gold linked loan	December 2029	8.5%	13,299	13,291
Nemesia SARL
Nemesia SÀRL	-	7%	5,900	5,900
Syndicated Loan
Q3 2026 Loan Agreement ("1º Loan")	September 2031	*SOFR + 2.70%	197,254	-
Total			631,488	411,168
Current			65,970	99,548
Non-Current			565,518	311,620

* Definition: Secured Overnight Financing Rate Data (“SOFR”) and Certificates of Interbank Deposits (“CDI”)

** Hedged through swap to U.S. Dollars plus a fixed rate.

15| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

(a) Prepayment of Santander Brasil debt

In May 2026, the Company’s subsidiary, Cascar, fully prepaid its outstanding debt with Santander Brasil in the total amount of $75,562. The early settlement resulted in a prepayment fee of $4,100, which was recognized within Finance expense (Note 25).

(b) New Debt Agreements

Borborema Mine

•	Santander LUX Bank: Principal amount of $80,000, in May 2026, with interest rate of SOFR +2.07% per year, with a due date May 2031. On the same date, Cascar entered into a swap agreement with Banco Santander (Brasil) S.A. to hedge the loan, to a fixed rate of 6.30% per annum.

Serra Grande Mine

•	Bradesco S.A.: Principal amount of $40,000, in June 2026, with interest rate of CDI + 1.31% per year with a due date of June 2031. On the same date, Serra Grande entered into a swap agreement with Bradesco S.A. to fully hedge the loan, to exchange variable rate in U.S. Dollars (SOFR) to Fixed U.S. Dollars, plus a fixed rate of 6.65% per annum.

Aura Minerals Inc

•	Syndicated loan (Citibank, N.A., as Administrative Agent; lenders: Citibank, N.A., Itaú Europe S.A., Banco Santander (Brasil) S.A. and JPMorgan Chase Bank N.A.): Principal amount of $200,000, in September 2026, with interest rate of SOFR + 2.70% per year with a due date of September 2031.

(c) The long-term cash flows of loans and debentures payments are as follows:

		Amount
2027	**	117,858
2028		189,755
2029		160,750
2030		97,155

		565,518

** Includes amounts that become due from October 1, 2027.

16| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Financial Covenants

Mineração Apoena S.A. (“Apoena”) – subsidiary of the Company

- Bank BTG Pactual.: Principal of US$ 20,000 entered in December 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Aranzazu Holdings SA de CV (“Aranzazu”) – subsidiary of the Company

- Bank Santander México S.A.: Principal amount of $15,000, in August 2024 plus $22,000 in December, 2024

The agreement has financial covenants where: Net Debt should be lower than 1.5x over the last 12 months EBITDA; and last 12 months EBITDA over the interest expense should be over or equal 5.0x. The covenant is measured on a quarterly basis at the subsidiary.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Debentures: Principal of R$1 billion entered in October 2024

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Swap agreement entered in October 2024.

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

Cascar Brasil Mineração Ltda. (“Cascar”) – subsidiary of the Company (Borborema Project)

- Santander LUX Bank, principal of $80,000 entered in May 2026

The agreement has one annual financial covenant requiring that the ratio of Net Debt to last 12 months EBITDA, calculated on a consolidated basis for Aura Minerals Inc., be lower than or equal to 2.75x, measured annually based on the prior year-end consolidated financial statements.

17| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Aura Minerals Inc (“Aura”)

- Syndicated loan (Citibank, N.A., as Administrative Agent; lenders: Citibank, N.A., Itaú Europe S.A., Banco Santander (Brasil) S.A. and JPMorgan Chase Bank N.A.), principal of $200,000 entered in September 2026

The agreement has a financial covenant where Net Debt should not exceed 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc., on a consolidated basis.

For the period ended September 30, 2026 and the year ended December 31, 2025, the Company and its subsidiaries are in compliance with all the financial covenants.

15       LIABILITY MEASURED AT FAIR VALUE

On December 19, 2023, the Company, through its subsidiary Borborema, entered into a Net Smelter Return Royalty Agreement for proceeds of $21,000. The liability is measured at fair value through profit or loss, with changes attributable to the Company’s own credit risk recognized in other comprehensive income. Further details regarding the terms of the agreement are disclosed in the Company’s annual consolidated financial statements as of December 31, 2025.

Following the declaration of commercial production at the Borborema Project in September 2025, the pre-production payment obligation ceased and royalty payments based on 2% of net smelter returns commenced in the first quarter of 2026.

For the nine-month periods ended September 30, 2026 and 2025, the changes in the fair value of the liability resulted in losses of $8,912 and $7,420, respectively, recognized in finance costs (Note 25).

As of September 30, 2026, the carrying amount of the liability was $37,122, compared with $26,834 as of December 31, 2025.

18| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

16       INCOME TAXES

a)                   Income taxes

As of September 30, 2026 the current income tax liabilities is $54,270($66,765 as of December 31, 2025).

Income tax expenses included in the unaudited condensed consolidated statements of income for the periods ended September 30, 2026 and 2025, are as follows:

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Current income tax	(48,570)	(38,402)	(115,773)	(88,767)
Deferred income tax	5,386	10,510	12,681	19,350
Total income tax expenses	(43,184)	(27,892)	(103,092)	(69,417)

b)                   Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the unaudited condensed consolidated statements of financial position consist of:

Net deferred income tax assets (liabilities) are classified as follows:	2026	2025
Deferred income tax assets	45,395	35,418
Deferred income tax liabilities	(35,494)	(37,006)
Total deferred taxes, net	9,901	(1,588)

The movement in the net deferred income tax asset (liability) was as follows:

Balance, December 31, 2024	(16,365)
Recorded in the statement of income (loss)	19,350
Recorded through other comprehensive income	(1,114)
Acquisition of Bluestone	(1,137)
Exchange differences	3,281
Balance, September 30, 2025	4,015

Balance, December 31, 2025	(1,588)
Recorded in the statement of income (loss)	12,681
Recorded through other comprehensive income	2,922
Exchange differences	(4,114)
Balance, September 30, 2026	9,901

19| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts, as follows:

	2026	2025
Provision for mine closure and restoration	15,340	15,597
Tax losses carried forward	299	1,034
Fair value on acquisitions	1,119	1,391
Provisions	38,768	32,110
Exchange changes	4,328	7,170
Non-monetary items	(14,671)	(26,771)
Depreciation	(24,370)	(24,113)
Advance payments	(5,482)	(8,612)
Fair value of financial instruments	25	1,255
Others	(5,455)	(649)
Total of deferred tax assets and liabilities	9,901	(1,588)

c)                   Effective tax rate

	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Income (loss) before Income taxes	550,941	9,941
Income taxes at statutory rate applicable to the parent Company (0%)		—

Adjustments for calculating the effective rate
Tax calculated at the domestic rates	(187,665)	(85,520)
Non-deductible expenses	15,334	4,901
Unrecognized deferred tax asset (losses carried forward)	(6,287)	6,863
Tax exemptions (a) (b)	78,293	5,670
Withholding taxes on distribution	(6,667)	(4,223)
Translation adjustments	(10,559)	(21,314)
Deferred taxes over non-monetary items	12,100	22,323
Others	2,359	1,883
Income tax expense	(103,092)	(69,417)
Effective tax rate	(18.7%)	(698.3%)

(a) As of September 30, 2026, the Company recognized a total of in tax exemptions, of which $57,233 relates to the profit from operations incentive, specifically in Almas, Borborema and Apoena for which the incentive was approved by the applicable government agencies, and $ 103 to the Workers Food Program (PAT), in accordance with applicable legislation.

b) In June 2026, Almas recognized a total of $20,957 in tax exemptions related to the Exploitation Profit benefit for fiscal year 2025.

20| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

17       PROVISION FOR MINE CLOSURE AND RESTORATION

The movements for the nine months ended September 30, 2026 and 2025 are as follows:

	September 30, 2026	September 30, 2025
Balance, beginning of period	83,731	50,573
Acquisition of Bluestone	—	9,668
Accretion expense (note 25)	6,371	5,780
Disbursements	(701)	(1,290)
Change in estimate	(76)	818
Foreign exchange	301	1,832
Balance, end of the period	89,626	67,381
Current	7,241	2,551
Non-current	82,385	64,830

Provision for mine closure and restoration is related to the closure costs and environmental restoration associated with mining operations. The provisions have been recorded at their net present values, using discount rates based on the life of mine of each operation and real risk-free rates derived from inflation-indexed government bonds in the respective jurisdictions, with average rates of 11.21%, 8.96%, 6.42% and 6.78% as of September 30, 2026 and December 31, 2025 for Brazil, Mexico, Honduras and Guatemala respectively. The provisions are remeasured at each reporting date, with the accretion expense recognized as a finance expense.

18       OTHER PROVISIONS

	Long-term employee benefits	Provision for judicial contingencies	Deferred consideration	CVRs	Total
At December 31, 2024	13,860	3,284	—	—	17,144
Periodic service and finance cost (Note 25)	1,620	—	—	—	1,620
Change in provision for the period	—	2,743	—	9,120	11,863
Actuarial changes	529	—	—	—	529
Settlement during the period	(2,238)	—	—	—	(2,238)
Foreign exchange	—	—	—	297	297
At September 30, 2025	13,771	6,027	—	9,417	29,215

At December 31, 2025	15,560	41,486	23,643	11,982	92,671
Periodic service and finance cost (Note 25)	1,784	—	—	—	1,784
Change in provision for the period (a)	—	8,692	(816)	4,646	12,522
Actuarial changes	(110)	—	—	—	(110)
Settlement during the period	(548)	—	(1,846)	—	(2,394)
Foreign exchange	—	—	—	(462)	(462)
At September 30, 2026	16,686	50,178	20,981	16,166	104,011

21| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

(a) The increase in the provision for judicial contingencies during the nine-month period ended September 30, 2026, was primarily attributable to the recognition of an additional provision related to a civil matter at the Apoena Mine.

Long-term employee benefits liability exists as a result of a legal requirement in Honduras pursuant to which the Company is obligated to pay a severance payment based on the years of service provided by an employee without regard to the cause of termination.

19       OTHER LIABILITIES

	September 30, 2026	December 31, 2025
NSR royalty (note 19 (a))	882	1,286
Lease payment obligation (note 19 (b))	14,284	24,120
Total other liabilities	15,166	25,406
Current	14,695	18,933
Non-current	471	6,473

a)         NSR Royalty

The movements for the nine months ended September 30, 2026 and 2025 of the NSR Royalty are as follows:

	September 30, 2026	September 30, 2025
Balance, beginning of year	1,286	971
Royalty payments	(2,636)	(2,025)
Increase in NSR obligations	2,232	1,695
Balance, end of period	882	641

22| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)         Lease Payment Obligation

The movements for the nine months ended September 30, 2026 and 2025 of the lease liability obligation are as follows:

	September 30, 2026	September 30, 2025
Balance, beginning of year	24,120	24,251
Acquisition of Bluestone	—	7
Change in estimate	3,255	7,817
Accretion expense (Note 25)	2,582	2,580
Lease payments (Principal)	(12,985)	(11,331)
Lease payments (Interest)	(2,402)	(2,581)
Foreign exchange	(286)	5,398
Balance, end of period	14,284	26,141
Current	13,813	15,347
Non-current	471	10,794

The weighted average discount rate applied to the new lease liabilities within the period ended September 30, 2026 was 13.37% (11.73% in September 30, 2025), based on their corresponding incremental borrowing rate.

Lease liabilities are reflected within the current and non-current liabilities in the unaudited condensed interim consolidated statements of financial position. The finance cost representing the unwinding of the discount on the lease liabilities are charged to the unaudited condensed interim consolidated statements of income using the effective interest method.

20       EQUITY

a)     Authorized

The Company has authorized an unlimited number of common shares with no par value, being subscribed 83,854,843 as of September 30, 2026 (83,554,346 as of December 31, 2025).

b)     Share based compensation

As of September 30, 2026, the Company had 1,262,887 options issued and outstanding (1,455,492 as of December 31, 2025). The share-based payment expense is measured at fair value and recognized over the vesting period from the date of grant. In addition, the Company had 142,160 Restricted Share Units (“RSUs”) outstanding as of September 30, 2026, which were granted on September 29, 2025 under its Omnibus Incentive Plan. These RSUs vest in three equal annual installments through September 29, 2028 and are accounted for as equity-settled share-based compensation, with the related expense recognized over the vesting period.

On March 11, 2026, March 25, 2026, and April 13, 2026, the Board of Directors authorized the repurchase of shares to settle employee tax withholding obligations related to the exercise of vested of stock-based awards, and during the period the Company repurchased shares totaling $4,682, which has been recorded as a reduction in equity.

23| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

During the period ended September 30, 2026 the Company granted 180,987 new stock options.

For the periods ended September 30, 2026 and 2025, total share-based payment expense recognized in general and administrative expenses was $2,014 and $1,342, respectively.

c)     Repurchase of shares

On June 17, 2026, the Company's Board of Directors approved new repurchase programs (the "Repurchase Programs"), pursuant to which the Company is authorized to repurchase its common shares and Brazilian Depositary Receipts ("BDRs"). Under the Repurchase Programs, the Company may repurchase up to an aggregate amount of $200,000 of its outstanding common shares and BDRs through open market purchases at prevailing prices or through privately negotiated transactions.

For the period ended September 30, 2026, the Company has repurchased 159,332 common shares, for the total amount of $12,732 recorded directly in share capital.

21       REVENUE

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Gold	296,432	180,738	870,895	420,208
Copper & Gold concentrate	94,462	63,330	232,483	176,962
Provisional prices	(6,498)	1,809	(2,401)	—
Molybdenum	1,581	1,955	3,573	2,902
Revenue	385,977	247,832	1,104,550	600,072

Revenues for the Minosa, Apoena, Borborema, Serra Grande and Almas mine relate to the sale of refined gold and for the Aranzazu mine relates to the sale of copper, molybdenum and gold concentrate. The Company’s revenues are concentrated in 4 clients (see Note 29(d)).

For the three and nine-months period ended September 30, 2026, Brazil, Mexico and Honduras represented 62.4%, 23.2% and 14.4% and 60.8%, 21.1% and 18.1% respectively of the Company´s revenue (49.0%, 27.1% and 23.9% and 42.9%, 30.0% and 27.1% for the period ended September 30, 2025).

24| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

For the period ended September 30, 2026 and 2025, the Company´s three main clients were Asahi Refining Inc, Trafigura México, S.A. de C.V. and Auramet International, Inc, which represented 51.31%, 20.85% and 24.46%, of the Company´s revenue, respectively (53.7%, 29.5% and 15.8% in 2025).

22       COST OF GOODS SOLD

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Direct mine and mill costs (a)	(85,452)	(44,745)	(241,526)	(134,134)
Direct mine and mill costs – Contractors	(23,058)	(26,437)	(62,779)	(59,433)
Direct mine and mill costs – Salaries	(22,352)	(11,983)	(65,992)	(30,659)
Depletion and amortization	(32,484)	(15,058)	(91,317)	(43,870)
Total	(163,346)	(98,223)	(461,614)	(268,096)

(a) Refers primarily to consumables and materials used in the processing plant, including reagents, fuel and other operating supplies directly attributable to mineral processing activities.

23       GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Salaries, wages, benefits and bonus	(5,143)	(4,592)	(17,399)	(13,419)
Professional and consulting fees	(3,437)	(1,164)	(11,152)	(5,323)
Legal, filing, listing and transfer agent fees	(218)	(236)	(796)	(694)
Insurance	(94)	(675)	(991)	(1,065)
Directors' fees	(1,600)	(580)	(4,095)	(1,835)
Travel expenses	(327)	(284)	(1,155)	(858)
Share-based payment expense	(808)	(1,269)	(2,014)	(1,341)
Depreciation and amortization	(487)	(142)	(1,324)	(676)
Care and maintenance	(164)	347	(510)	(716)
Other (a)	(5,277)	(1,776)	(16,338)	(5,364)
Total	(17,555)	(10,371)	(55,774)	(31,291)

(a) For the nine months period ended September 30, 2026, the Other included of a provision for judicial contingencies of $8,692 ($2,743 for the nine months period ended September 30, 2025).

25| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

24       EXPLORATION EXPENSES

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Minosa	(19)	(760)	(103)	(1,260)
Borborema	(476)	(317)	(1,270)	(387)
Almas	(635)	(488)	(2,963)	(1,148)
Apoena	(693)	(82)	(1,080)	(268)
Aranzazu	(1,553)	(675)	(3,634)	(2,178)
Serra Grande	(116)	—	(360)	—
All other segments	—	(11)	(10)	(182)
Total	(3,492)	(2,333)	(9,420)	(5,423)

25       FINANCE INCOME (EXPENSE)

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Accretion expense (Note 17)	(2,111)	(2,980)	(6,371)	(5,780)
Lease interest expense (Note 19 (b))	(1,105)	(824)	(2,582)	(2,580)
Interest expense on loans and debentures	(7,923)	(5,786)	(20,576)	(17,639)
Finance cost on post-employment benefit	(591)	(535)	(1,784)	(1,620)
Unrealized loss with derivative gold collars	—	(75,252)	—	(199,766)
Realized loss with derivative gold collars	(33,602)	(17,130)	(104,176)	(34,869)
Loss on other derivative transactions	—	(685)	—	(3,817)
Foreign exchange	—	(36)	(1,428)	(5,674)
Change in liability measured at fair value (Note 15)	(1,951)	(1,036)	(8,912)	(7,420)
Loss on settlement of liability with equity instruments	—	—	—	(8,768)
Other finance costs (a)	(1,369)	(585)	(8,487)	(1,312)
Finance expenses	(48,652)	(104,849)	(154,316)	(289,245)

Gain on other derivative transactions	3,998	—	829	—
Foreign exchange	4,007	—	—	—
Unrealized gain with derivative gold collars	12,729	—	114,637	—
Interest income	1,469	2,284	4,534	5,439
Finance income	22,203	2,284	120,000	5,439

Total finance result	(26,449)	(102,565)	(34,316)	(283,806)

(a) Other finance costs for the nine months period ended September 30, 2026 includes a prepayment fee of $4,100 related to the early settlement, during the second quarter of 2026, of the Santander Brasil debt by the Company's subsidiary, Cascar (Note 14).

26| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

26       CASH FLOW INFORMATION

a)     Items adjusting profit (loss) of the period

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Deferred and current income tax expense	43,184	27,892	103,092	69,417
Depreciation and amortization	32,971	15,200	92,641	44,546
Accretion expense (Note 25)	2,111	2,980	6,371	5,780
Lease Interest expense (Note 25)	1,105	824	2,582	2,580
Interest expense on loans and debentures (Note 25)	7,923	5,786	20,576	17,639
Finance cost on post-employment benefit (Note 25)	591	535	1,784	1,620
Unrealized loss (gain) on derivatives gold collars (Note 25)	(12,729)	75,252	(114,637)	199,766
Loss (gain) on other derivatives (Note 25)	(3,998)	685	(829)	3,817
Foreign exchange (gain) loss (Note 25)	(4,007)	36	1,428	5,674
Change in fair value in liability measured at fair value	1,951	1,036	8,912	7,420
Share-based payment expense (Note 23)	808	1,269	2,014	1,342
Loss on settlement of liability with equity instruments	—	—	—	8,768
Gain on disposal of the São Francisco Mine	—	—	(8,980)	—
Change in fair value of CVRs (Note 18)	170	—	4,646	—
Provision for judicial contingencies (Note 18)	1,463	598	8,692	2,743
Other non-cash items	4,151	1,449	4,955	262
Total	75,694	133,542	133,247	371,374

b)     Changes in working capital

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025

(Increase) in accounts receivables and value added taxes and other recoverable taxes	(22,121)	(14,728)	(28,898)	(16,854)
Decrease (Increase) in inventory	(9,239)	3,254	(19,653)	(12,328)
Increase in trade and other payables	16,323	13,648	17,615	20,593
Total	(15,037)	2,174	(30,936)	(8,589)

27| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

c)     Other current and non-current assets and liabilities

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025

Changes in other current and non-current assets and liabilities consists of:
Decrease (Increase) other receivables and assets and inventories (non-current)	3,449	(7,389)	(3,934)	(3,290)
Increase in other receivables and assets (current)	914	(4)	(1,739)	(83)
(Decrease) in other liabilities (current and non-current)	(14,465)	(23,098)	(36,712)	(28,548)
Total	(10,102)	(30,491)	(42,385)	(31,921)

d)     Non-cash investing and financing activities consist of:

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Non-cash addition to property, plant and equipment	(4,963)	5,094	2,184	15,822
Total	(4,963)	5,094	2,184	15,822

28| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

e)     Debt reconciliation

	Loans and debentures	Derivatives
Balance as of December 31, 2024	443,104	139,490
Acquisition of Bluestone	5,900	—
Changes from Financing cash flows:
Loan and debentures repayments	(54,330)	—
Interest paid on loans (a)	(29,480)	—
Derivative settlement (Gold Hedges)	—	(34,869)
Derivative settlement (Other derivatives)	—	1,164
Other Changes:
Interest expenses on loans	15,099	—
Interest expenses on debentures	20,577	—
Derivative interest	—	(10,850)
Foreign exchange adjustments	27,955	(27,084)
Derivative settlement (witholding taxes)	—	1,104
Swap fair value adjustment	—	3,276
Gold Hedges fair value adjustment	—	234,635
Other derivatives fair value adjustment	951	2,866
Balance as of September 30, 2025	429,776	309,732

	Loans and debentures	Derivatives
Balance as of December 31, 2025	411,168	400,279

Changes from Financing cash flows:
Loan and debentures repayments	(114,457)	—
Loan Proceeds	316,650	—
Interest paid on loans (a)	(29,806)	—
Derivative settlement (Gold Hedges)	—	(104,176)
Derivative settlement (Other derivatives)	—	7,303
Other Changes:
Interest expenses on loans	12,089	—
Interest expenses on debentures	22,747	—
Derivative interest	—	(14,260)
Foreign exchange adjustments	11,663	(11,393)
Swap fair value adjustment	—	(8,595)
Gold Hedges fair value adjustment	—	(10,461)
Other derivatives fair value adjustment	1,434	(2,263)
Balance as of September 30, 2026	631,488	256,434

(a) Interest payment on debts and debentures are being presented under financing activities in the Unaudited Condensed Interim Consolidated Statements of Cash Flow.

29| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

27       OTHER INCOME (EXPENSES), NET

For the nine month period ended September 30, 2026, Other income, net primarily consisted of a gain of $10,980 arising from the disposal of the São Francisco Mine (Note 5), partially offset by a loss of $4,646 related to the change in the fair value of the contingent value rights (“CVR”). For the nine-month period ended September 30, 2026, Other (expenses), net, consisted of income of $7,515 (expenses of ($1,515) for the nine month period ended September 30, 2025).

28       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

a)         Financial Instruments

The Company has the following derivative financial instruments in the following line items in the unaudited condensed interim consolidated statements of financial position:

		Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Current/Non-Current	September 30, 2026	December 31, 2025
Swap - Aura Almas (Itaú Bank)	Non-Current	29,367	4,418
Swap - Apoena Mines (ABC Bank)	Current	-	(2,753)
Swap - Borborema Mine (Santander Bank) (a)	Current	1,521	-
Swap – Serra Grande (Bradesco Bank) (a)	Current	(16)	-
Gold Derivatives	Current / Non-current	(287,306)	(401,944)
Total		(256,434)	(400,279)

(a) During the nine-month period ended September 30, 2026, the Company entered into new swap agreements. These derivative financial instruments are measured at fair value through profit or loss, with changes in fair value recognized in the Consolidated Statements of Income (Loss).

30| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Classification of financial instruments

		September 30, 2026			December 31, 2025
	Note	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI
Assets
Current
Cash and cash equivalents	7	418,245	-	-	286,056	-	-
Restricted Cash		3,609	-	-	3,075	-	-
Accounts receivable	8	6,386	7,363	-	17,478	2,321	-
Derivative Financial Instrument	28	-	1,521	29,367	-	-	4,418
Non-current
Other receivables and assets	11	-	-	10,276	-	-	9,691
		428,240	8,884	39,643	306,609	2,321	14,109

Liabilities
Current
Trade and other payables	13	203,934	-	-	189,614	-	-
Derivative Financial Instrument	28	-	162,983	-	-	139,354	-
Loans and debentures	14	51,320	14,650	-	92,497	7,051	-
Liability measured at fair value	15	-	6,238	-	-	1,012	-
Other liabilities	19	14,695	-	-	18,933		-
Non-current
Derivative Financial Instrument	28	-	124,339	-	-	265,343	-
Loans and debentures	14	374,731	190,787	-	132,238	179,382	-
Liability measured at fair value	15	-	30,884	-	-	25,822	-
Deferred consideration	18	-	20,981	-	-	23,643	-
Other provisions (CVR)	18	-	16,166	-	-	11,982	-
Other liabilities	19	471	-	-	6,473	-	-
		645,151	567,028	-	439,755	653,589	-

i)	Swap agreements:

As of September 30, 2026 and December 31, 2025, the Company has the following swap agreements:

			Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Commodity/ index	Current/Non-Current	September 30, 2026	December 31, 2025
Swap - Aura Almas (Itaú Bank) (a)	CDI	Non-Current	29,367	4,418
Swap - Apoena Mines (ABC Bank)	CDI	Current	-	(2,753)
Swap - Borborema Mine (Santander)	SOFR	Current	1,521	-
Swap – Serra Grande (Bradesco Bank)	CDI	Current	(16)	-
Total			30,872	1,665

(a) The swap agreements from the Company’s subsidiary, Almas, was designated as a hedge accounting.

31| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

ii) Derivative Options

The Company have 148,496 ounces outstanding for the Borborema Project with floor prices of $1,745 and ceiling prices at $2,400 per ounce of gold expiring from October 2026 until June 2028.

The fair value effect of the Derivative Collars for the period ended September 30, 2026 is $114,637 ($199,766) in September 30, 2025, recorded as a finance income and finance expense, respectively, in the financial statements.

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the Company has no agreements in place with financial institutions which would require the Company to post cash or any other type of collateral to cover fair value exposure against the Company.

b)     Fair value of financial instruments

The Company measures certain of its financials assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value:

1)	Level 1, which are inputs that are unadjusted quoted prices in active markets for identical assets or liabilities;
2)	Level 2, which are inputs other than Level 1 quotes prices that are observable, either directly or indirectly, for the asset or liability; and,
3)	Level 3, which are inputs for the asset or liability that are not based on observable market data.

Additionally, the Company classifies derivative assets and liabilities in Level 2 of the fair value hierarchy as they are valued using pricing models which require a variety of inputs such as expected gold price.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis at September 30, 2026 and December 31, 2025 are summarized in the following table:

32| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

		September 30, 2026		December 31, 2025
	Level	Fair value through profit & loss	Fair value through OCI	Fair value through profit & loss	Fair value through OCI
Assets
Accounts receivable	2	7,363	-	2,321	-
Other receivables and assets	1	-	10,276	-	9,691
Derivative Financial Instrument	2	1,521	29,367	-	4,418
		8,884	39,643	2,321	14,109

Liabilities
Debentures	2	205,437	-	186,433	-
Liability measured at fair value	3	37,122	-	26,834	-
Derivative Financial Instrument	2	287,322	-	404,697	-
Deferred consideration	3	20,981	-	23,643	-
Other provisions (CVR)	3	16,166	-	11,982	-
		567,028	-	653,589	-

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Unobservable inputs	Inputs		Relationship of unobservable inputs to fair value
	2026	2025		2026	2025
Liability measured at fair value (NSR agreement)	37,122	26,834	Expected production of gold ounces	1,956,852	719,512	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $3,450.
Contingent Value Rights (CVRs)	16,166	11,982	Commercial Production	(a)	(a)	(a)
Deferred consideration	20,981	23,643	Expected production of gold ounces	298,792	315,481	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $192.

(a)	The Company assessed the probability of achieving commercial production, over various time horizons, primarily within a 0 to 20-year range, while also recognizing a residual probability of timelines extending beyond 20 years. If expected commercial production probability varies by 10% on the lower and higher ends of these time horizons, the fair value would increase or decrease by $1,883.

The finance department of the Company includes a team that performs the valuations of non-property items required for financial reporting purposes, including level 3 fair values.

33| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Valuation process - Liability measured at fair value

The main level 3 inputs used by the Company are derived and evaluated as follows:

- Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

- Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from credit risk gradings determined by internal credit risk management group.

The key inputs into the Monte Carlo simulation model were as follows at September 30, 2026 and December 31, 2025:

Input	2026	2025
WACC	11.60%	11.50%
Credit-risk	2.70%	2.70%
Expected volatility	21.00%	15.20%

Valuation process - Contingent Value Rights (CVRs)

The fair value of the Contingent Value Rights is determined using a scenario-based valuation model that incorporates management’s assessment of the probability and timing of achieving commercial production at the Era Dorada Project.

The main level 3 inputs used by the Company are derived and evaluated as follows:

- The probability-weighted timing of commercial production is based on scenarios provided by management, covering multiple time horizons up to 20 years, with a residual probability assigned to production commencing beyond this period.

- Discount rates applied to the expected cash flows are determined based on a risk-free rate derived from U.S. Treasury bonds with maturities consistent with the expected payment dates, adjusted by a credit spread that reflects the Company’s credit risk, consistent with market data for comparable issuers.

Valuation process - Deferred consideration

The fair value of the deferred consideration related to the Net Smelter Return agreement is determined using a discounted cash flow model that estimates future royalty payments based on expected production profiles and commodity price assumptions.

34| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The main level 3 inputs used by the Company are derived and evaluated as follows:

- Expected production volumes are based on life-of-mine production forecasts prepared by management and technical studies, reflecting current mine plans and operational assumptions.

- Discount rates applied to the expected royalty cash flows are determined using a capital asset pricing model to estimate a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset, including country, operational and project-specific risks.

- Commodity price assumptions are based on consensus forecasts obtained from market participants, which are publicly available.

Fair value of loans and other financial liability

The Company considers that for the loans, that are recorded at their contractual value and other financial liabilities measured at amortized cost, their book values are close to their fair values and therefore information on their fair values is not being presented.

29       FINANCIAL RISK MANAGEMENT

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a planning and budgeting process, which is reviewed and updated, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described in Note 30 below.

Aura’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. In the normal course of business, Aura enters into contracts that give rise to commitments for future payments as disclosed in the following table:

2026	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	203,934	—	—	—	203,934
Loans and debentures	101,359	367,405	298,645	—	767,409
Provision for mine closure and restoration	7,241	14,110	27,551	111,050	159,952
Lease liabilities	13,318	1,232	174	—	14,724
Liability measured at fair value	7,187	19,539	21,943	14,808	63,477
	333,039	402,286	348,313	125,858	1,209,496

As of September 30, 2026, Aura has cash and cash equivalents of $418,245 ($286,056: 2025) and current assets, excluding restricted cash less current liabilities of $154,390 ($16,843): 2025).

35| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)	Currency risk

Aura’s operations are located in Honduras, Brazil, Mexico and Guatemala, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although Aura’s sales are denominated in United States dollars, certain operating expenses of Aura are denominated in foreign currencies, primarily the Honduran lempira, Brazilian real, Mexican peso, Canadian dollar, Colombian peso, Guatemalan Quetzals and Barbadian Dollars.

Financial instruments that impact Aura’s net losses or other comprehensive losses due to currency fluctuations include cash and cash equivalents, accounts receivable, other long-term assets, accounts payable and accrued liabilities, short and long term loans and other provisions denominated in foreign currency.

At September 30, 2026 and December 31, 2025, the Company had cash and cash equivalents of $418,245 and $286,056, respectively, of which, $397,246 ($257,374 in 2025) were in United States dollars, $191 ($192 in 2025) in Canadian dollars, $18,968 ($19,946 in 2025) in Brazilian reais, $227 ($8,305 in 2025) in Honduran lempiras, $280 ($126 in 2025) in Mexican pesos, $13 ($18 in 2025) in Colombian Pesos, $1,316 ($90 in 2025) in Guatemalan Quetzals and $4 ($6 in 2025) in Barbadian Dollars. An increase or decrease of 5% in the United States dollar exchange rate to the currencies listed above could have increased or decreased the Company’s income for the year by $1,050.

c)	Interest rate risk

The Company’s policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. As of September 30, 2026, the Company is exposed to changes in market interest rates through a bank borrowing at SOFR interest rate at its subsidiary Aranzazu and at Aura Minerals Inc. All other borrowings are at fixed interest rates or are linked to a swap instrument, minimizing the risk of interest rate exposure.

d)	Credit risk

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables. The credit risk is managed based on the Company’s credit risk management policies and procedures.

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits.

36| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

At September 30, 2026, the Company believes that its trade credit risk is low due to the following reasons:

For the sales of refined gold from Almas, Apoena, Borborema, Serra Grande and Minosa, the Company collects payments in advance or at the time of delivering its products to its clients.

For the sale of copper and gold concentrate from Aranzazu, the Company sells its products to wholly-owned subsidiary of Trafigura Group Pte. Ltd, an investment grade company. The accounts receivable are generally collected within 15 days from the issuance of the invoice.

e)	Market risk

Commodity derivatives transactions – Gold collars

As mentioned in Note 28, the Company uses gold collars in order to mitigate the risk of decline in gold prices for a portion of its projected future production associated with the construction of new projects.

To calculate an expected increase / decrease in the fair value balances of potential increases or decrease in gold prices, the Company used a variation of plus or minus 10% change in gold prices in relation to the September 30, 2026 closing prices.

Liability measured at fair value

As mentioned in Note 15, the Company entered a Net Smelter Return Royalty Agreement that contains more than one embedded derivative, that is being accounted at fair value through profit or loss, and it is exposed to gold prices that can affect its future cashflows.

Gold linked Loan

Borborema Inc entered into a Gold-Linked Loan with embedded derivatives measured at fair value through profit and loss that has quarterly payments of gold ounces that are exposed to gold prices that can affect its future cashflows.

To simulate the reasonable scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument´s main risk events	Reasonable scenario	$ Impact
Derivative financial instruments (Gold collars)	Gold price increase/decrease	Δ 10%	88,921
Liability measured at fair value	Gold price increase/decrease	Δ 10%	3,712
Loans and debentures (Gold linked loan)	Gold price increase/decrease	Δ 10%	549
Deferred consideration	Gold price increase/decrease	Δ 10%	2,099

37| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

30       CAPITAL MANAGEMENT

Aura’s objectives in managing capital are to ensure sufficient liquidity is maintained in order to properly develop and operate its current projects and pursue strategic growth initiatives, to ensure that externally imposed capital requirements related to any debt obligations are complied with, and to provide returns for shareholders and benefits to other stakeholders. In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and long-term debt. The Company manages its capital structure considering changes in economic conditions, the risk characteristics of the underlying assets, and the Company’s liquidity requirements. To maintain or adjust the capital structure, the Company may be required to issue common shares or debt, repay existing debt, acquire or dispose of assets, or adjust amounts of certain investments.

In order to facilitate management of capital, the Company prepares annual budgets which are updated periodically if changes in the Company’s business are considered to be significant. The Board of Directors of the Company reviews and approves all operating and capital budgets as well as the entering into of any material debt obligations, and any material transactions out of the ordinary course of business, including dispositions, acquisitions and other investments or divestitures. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares to reduce debt.

During the nine month period ended September 30, 2026, Aura’s Board of Directors declared and approved the payment of quarterly dividends on February 26, May 6, 2026 and August 5, 2026, totaling $55.1 million, $65.4 million and $60.4 million, respectively. These dividends corresponded to $0.66, $0.78 and $0.72 per common share, and $0.22, $0.26 and $0.24 per Brazilian Depositary Receipt, respectively. The dividends were paid on March 26, May 26 and August 26,2026, respectively, to holders of the Company’s common shares, and on or around April 7 and June 5, 2026, respectively, to holders of the Company’s BDRs.

During the year ended December 31, 2025, Aura’s Board of Directors declared and approved the payment of quarterly dividends on February 26, May 5, August 5, and November 4, 2025, totaling $18.3 million, $29.8 million, $27.6 million, and $40.1 million, respectively. These dividends corresponded to $0.25, $0.40, $0.33, and $0.48 per common share, and $0.08, $0.13, $0.11, and $0.16 per Brazilian Depositary Receipt, respectively. The dividends were paid on March 28, May 30, September 5, and December 2, 2025, respectively.

38| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

31       RELATED PARTY TRANSACTIONS

Key Management Compensation

Total compensation paid to key management personnel (including based salaries, bonuses and other benefits), remuneration of directors and other members of key executive management personnel for the period ended September 30, 2026 and 2025, were $5.6 million and $3.0 million, respectively.

Director’s fees

Management had issued 82,785 deferred stock units (DSUs) to certain directors and former directors of the Company in 2016. The DSUs are recognized at the fair value of the Company shares based on the provisions of the agreements and will be settled in cash. The balance of the DSUs as of September 30, 2026, is $6,513 ($2,564 on December 31, 2025) and is included as part of Trade and other payables.

Iraja Royalty Payments

As part of the Apoena Mines transaction with Yamana Gold Inc. (“Yamana”), Mineracao Apoena S.A. (“Apoena”) entered into a royalty agreement (the “EPP Royalty Agreement”), dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A. (“SBMM”), Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty (the “Royalty”) that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena (the “Subject Metals”) sold or deemed to have been sold by or for Apoena.

Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

On October 27, 2017, SBMM entered into an agreement (the “Royalty Swap Agreement”) with Iraja Mineracao Ltda., a company controlled by the same controlling group, a third-party company, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura has incurred expenses of the related royalties of $2,299 in the period ended September 30, 2026 ($2,376 in the period ended September 30, 2025).

Royalty Agreement for Aura Almas

The Company, through its wholly owned subsidiary Almas, maintains a royalty agreement with Irajá Mineração Ltda.., a company controlled by the same controlling group from Aura, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold. Aura has incurred expenses of the related royalties of $4,134 in the period ended September 30, 2026 ($6,880 in the period ended September 30, 2025).

Royalty Agreement for Matupá

The Company, through its wholly owned subsidiary Matupá, maintains a royalty agreement with Irajá Mineração Ltda., a company controlled by the same controlling group from Aura, whereby the subsidiary will pay 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that is declared commercial production. The subsidiary is currently in care and maintenance.

39| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Dividends payable to Northwestern

Northwestern, a company controlled by the Chairman of the Board, is the majority shareholder of Aura with approximately 47.7% ownership as of September 30, 2026 (47.7% as of December 31, 2025).

In the nine month ended September 30, 2026, the Company paid to Northwestern the total amount of $86.3 million of dividends ($38.8 million in the period ended September 30, 2025).

32       SEGMENT INFORMATION

The reportable operating segments have been identified as the Minosa Mine, Apoena Mine, the Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine. The Company manages its business, including the allocation of resources and assessment of performance, on a project-by-project basis, except where the Company’s projects are substantially connected and share resources and administrative functions. The segments presented reflect the way in which the Company’s management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision makers. Executive management is responsible for allocating resources and assessing the performance of the operating segments.

For the periods ended September 30, 2026 and 2025, segment information is as follows:

40| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

	Reportable segments
For the period ended September 30, 2026	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema	Serra Grande Mine	Total reportable segments	Non-Reportable Segments (1)	Total
Revenue	199,876	90,188	233,429	208,377	240,493	132,187	1,104,550	—	1,104,550
Cost of goods sold, except depletion and amortization	(60,838)	(33,466)	(76,592)	(55,300)	(58,369)	(85,732)	(370,297)	—	(370,297)
Depletion and amortization	(4,237)	(14,862)	(20,317)	(13,230)	(15,470)	(23,201)	(91,317)	—	(91,317)
Gross profit	134,801	41,860	136,520	139,847	166,654	23,254	642,936	—	642,936

General and administrative expenses	(3,081)	(10,040)	(4,262)	(3,105)	(3,200)	(5,941)	(29,629)	(26,145)	(55,774)
Exploration expenses	(103)	(1,080)	(3,634)	(2,963)	(1,270)	(360)	(9,410)	(10)	(9,420)
Other (expense) income	(699)	11,694	(1,668)	1,131	325	85	10,868	(3,353)	7,515
Operating income/(loss)	130,918	42,434	126,956	134,910	162,509	17,038	614,765	(29,508)	585,257

Finance expense	(3,521)	(4,742)	(737)	(691)	(15,371)	(2,381)	(27,443)	(106,297)	(133,740)
Finance income	154	524	258	838	702	1,229	3,705	116,295	120,000
Interest expense on loans and debentures	(417)	(3,644)	(1,015)	(9,031)	(4,626)	(1,542)	(20,275)	(301)	(20,576)
Income/(Loss) before income taxes	127,134	34,572	125,462	126,026	143,214	14,344	570,752	(19,811)	550,941

Current tax	(33,648)	(5,281)	(37,151)	(2,854)	(22,837)	(7,283)	(109,054)	(6,719)	(115,773)
Deferred tax	957	(2,571)	2,986	6,746	446	3,682	12,246	435	12,681
Income taxes	(32,691)	(7,852)	(34,165)	3,892	(22,391)	(3,601)	(96,808)	(6,284)	(103,092)

(Loss) / Profit for the period	94,443	26,720	91,297	129,918	120,823	10,743	473,944	(26,095)	447,849

Property, plant and equipment	82,148	112,508	134,348	180,090	249,576	152,124	910,794	178,636	1,089,430
Total assets	123,592	223,394	503,029	437,978	282,873	246,740	1,817,606	166,806	1,984,412
Total liabilities	81,714	130,545	104,976	255,440	176,723	135,676	885,074	573,359	1,458,433
Purchase of property, plant and equipment	14,318	42,604	22,066	35,331	20,809	34,900	170,028	54,986	225,014

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás, Era Dorada Projects and Corporate.

41| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

	Reportable segments
For the period ended September 30, 2025	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema	Total reportable segments	Non-Reportable Segments (1)	Total
Revenue	163,042	84,287	179,864	130,207	42,672	600,072	—	600,072
Cost of goods sold, except depletion and amortization	(62,402)	(31,160)	(72,947)	(43,951)	(13,766)	(224,226)	—	(224,226)
Depletion and amortization	(3,616)	(13,521)	(17,987)	(8,746)	—	(43,870)	—	(43,870)
Gross profit	97,024	39,606	88,930	77,510	28,906	331,976	—	331,976
						—
General and administrative expenses	(3,572)	(2,529)	(5,074)	(3,385)	(1,163)	(15,723)	(15,568)	(31,291)
Exploration expenses	(1,260)	(268)	(2,178)	(1,148)	(387)	(5,241)	(182)	(5,423)
Other (expense) income	(272)	97	(1,370)	(31)	(5)	(1,581)	66	(1,515)
Operating income/(loss)	91,920	36,906	80,308	72,946	27,351	309,431	(15,684)	293,747

Finance income	(3,051)	(10,390)	(4,202)	(3,320)	(7,724)	(28,687)	(242,919)	(271,606)
Finance expense	268	393	10	3,439	122	4,232	1,207	5,439
Interest expense on loans and debentures	(1,118)	(3,522)	(1,777)	(10,728)	(494)	(17,639)	—	(17,639)
Income/(Loss) before income taxes	88,019	23,387	74,339	62,337	19,255	267,337	(257,396)	9,941

Current tax	(23,110)	(2,418)	(29,714)	(22,713)	(6,585)	(84,540)	(4,227)	(88,767)
Deferred tax	1,117	1,832	1,711	8,252	5,212	18,124	1,226	19,350
Income taxes	(21,993)	(586)	(28,003)	(14,461)	(1,373)	(66,416)	(3,001)	(69,417)

(Loss) / Profit for the period	66,026	22,801	46,336	47,876	17,882	200,921	(260,397)	(59,476)

Property, plant and equipment	64,545	71,583	129,875	151,143	248,973	666,119	117,227	783,346
Total assets	102,315	213,549	399,316	380,712	141,326	1,237,218	191,644	1,428,862
Total liabilities	83,396	140,849	108,882	266,034	139,526	738,687	367,742	1,106,429
Purchase of property, plant and equipment	5,813	22,429	21,130	14,531	55,971	119,874	13,784	133,658

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás, Era Dorada Projects and Corporate.

42| Aura Minerals Inc.

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2026 and December 31, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

33       COMMITMENTS AND CONTINGENCIES

a)                   Leases commitments

The Company has the following commitments for future minimum payments under leases:

2026
Within 1 year	13,318
2 years	808
3 years	458
4 years	163
Over 5 years	17
Total	14,764

b)                   Contingencies

Certain conditions may exist on the date of these financial statements that could result in a loss to the Company in the future upon the occurrence or non-occurrence of specific events. At each reporting date, the Company evaluates its loss contingencies related to ongoing legal proceedings by assessing the likelihood of an unfavorable outcome and the amounts claimed or expected to be claimed.

34       PROFIT (LOSS) PER SHARE

Basic profit per share is calculated by dividing the income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted income per share is calculated using the “treasury stock method” in assessing the dilution impact of convertible instruments until maturity. The treasury stock method assumes that all convertible instruments until maturity have been converted in determining fully diluted profit per share if they are in-the-money, except where such conversion would be anti-dilutive. In the event of a share consolidation or share division, the calculation of basic and diluted profit (loss) per share is adjusted retrospectively for all periods presented.

	For the three months ended September 30, 2026	For the three months ended September 30, 2025	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
Profit (Loss) for the period	135,004	5,626	447,849	(59,476)

Weighted average number of ordinary shares outstanding - basic	83,828,312	81,672,304	83,738,051	76,466,833
Weighted average number of ordinary shares outstanding - diluted	84,745,425	82,723,337	84,655,332	76,466,833

Profit (loss) per share - basic	1.61	0.07	5.35	(0.78)
Profit (loss) per share - diluted	1.59	0.07	5.29	(0.78)

43| Aura Minerals Inc.